Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.UN) — TSX;
(PGF.DB) — TSX
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES REDEMPTION OF ITS 6.50
PERCENT CONVERTIBLE EXTENDIBLE UNSECURED
SUBORDINATED DEBENTURES
(Calgary, January 15, 2010) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (TSX: PGF.UN, NYSE: PGH) (collectively “Pengrowth”) is pleased to announce the closing of the previously announced Convertible Unsecured Subordinated Debentures redemption. The entire cash redemption amount of $76,809,083, including accrued interest to the redemption date, was funded with incremental borrowings from the revolving credit facility. In conjunction with the closing the Debentures (PGF.DB) will be delisted from the TSX resulting in Pengrowth having no convertible debentures outstanding.
About Pengrowth:
Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth’s trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.
PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889